1 Attention: Business Editors VERSABANK ANNOUNCES WATERCRESS FINANCIAL AS ITS US RECEIVABLE PURCHASE PROGRAM PARTNER LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced through its wholly owned subsidiary, VersaBank USA National Association, it has entered into an agreement with Watercress Financial Group LLC (“Watercress”), a rapidly growing point-of-sale originator of home improvement loans in the US. Watercress has a proven track record of originating high quality consumer loans through its expanding nationwide network of contractors and will leverage VersaBank’s innovative Receivable Purchase Program (“RPP”) to fund a portion of its originations. Funding will commence immediately. “The United States represents the largest point-of-sale financing market in the world. So, we are proud to announce this partnership with Watercress Financial as we roll out our unique RPP solution, which we have proven out in Canada over the last 15 years,” said David Taylor, President and Chief Executive Officer, VersaBank. “Watercress Financial is our first American partner following our transformational acquisition of a US bank. Home improvement financing has been one of the biggest drivers of the significant growth in our Canadian business in recent years, so we are naturally excited to team up with a fast-growing leader in this expanding market. We look forward to continuing to work with the incredible team at Watercress Financial to support their accelerating growth.” "We believe Watercress management's long and successful history of originating and servicing home improvement loans in North America, along with our previous success of working with VersaBank, makes us an ideal partner for VersaBank's expansion into the US," said Matt Melius, Chief Executive Officer, Watercress Financial. "This new funding program continues our efforts to expand and diversify funding sources. We appreciate VersaBank's collaborative approach and demonstrated reliability, proven performance, and long-term relationship orientation." About VersaBank's Receivable Purchase Program VersaBank's Receivable Purchase Program (RPP) is an innovative and highly attractive digital funding solution for finance companies that lend money to consumers and small businesses for what are typically "big ticket" purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial equipment). It was specifically designed to address an unmet need in the market for consistently available, readily accessible, economically attractive capital using VersaBank's proprietary, state-of-the-art banking technology. Consistent

2 with its branchless, business-to-business, partner-based digital banking strategy, VersaBank's RPP enables it to access the massive and growing consumer and small business financing market in an indirect, efficient and highly risk-mitigated manner. As of October 31, 2024, VersaBank's RPP portfolio exceeded CAD$3.3 billion (US$2.4 billion) and has been growing at a compounded annual rate of over 27% over the last five years. Since VersaBank's RPP was first launched in Canada in 2010 and launched on a limited basis in the US in April 2022, VersaBank has provided more than CAD$10.5 billion (US$7.5 billion) in funding to North American finance companies. About Watercress Financial Watercress Financial partners with contractors to provide financing options to individuals planning home improvement projects. Their intuitive platform allows contractors to easily research financing products, quickly enabling them to close more deals and grow their business. Founded in 2021 by consumer finance experts with decades of experience, Watercress Financial combines knowledge with a white-glove approach to ensure contractors have the support they need throughout each project. About VersaBank VersaBank is a North American bank (federally chartered in Canada and the US) with a difference. VersaBank was the world’s first fully digital financial institution and today has a cloud-based, branchless, digital, business-to- business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In September 2024, following its acquisition of a US bank, the Bank broadly launched its unique Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X